Exhibit 99.1 Press release

Xirrus Renews License to WiLAN Wireless Technologies

OTTAWA, Canada – April 27, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that Xirrus, Inc. (“Xirrus”) has signed a patent license renewal agreement with WiLAN.

Under the terms of the license renewal agreement, Xirrus receives a multi-year running royalty license to certain WiLAN wireless technologies.  The consideration to be paid by Xirrus to WiLAN and all other terms of the renewal agreement are confidential.

Xirrus first licensed WiLAN wireless technologies in May 2008.  Xirrus is a provider of high-performance wireless networks. The Xirrus suite of Wi-Fi optimized solutions – Arrays, access points, cloud services, and wired switches – provide seamless connectivity and unified management across the network.  Xirrus is a privately held company and is headquartered in Thousand Oaks, CA. For more information visit: www.xirrus.com

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “The consideration to be paid by Xirrus to WiLAN” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

PRESS RELEASE

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com                              © copyright Wi-LAN 20152